BRANDON J. CAGE
Variable Products Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
November 30, 2007
Craig Ruckman
Law Clerk
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
Pre-Effective Amendment No. 1 of the Registration Statement on Form N-4 (Pacific Journey)
File Nos. 333-145822, 811-08946

Separate Account A of Pacific Life & Annuity Company
Pre-Effective Amendment No. 1of the Registration Statement on Form N-4 (Pacific Journey NY)
File Nos. 333-145824, 811-09203
Dear Mr. Ruckman:
On behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received, via a telephone conversation on November 15, 2007, in connection with the above referenced Pre-Effective Amendments on Form N-4, filed with the SEC on November 1, 2007. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements. All comments and responses apply to both Registration Statements unless otherwise indicted.
1. Staff Comment: Fees and Expenses — Footnote 9. (p. 9) Please add additional disclosure regarding how the Protected Payment Base is calculated.
Response: We respectfully decline to add the additional disclosure. This comment was resolved during our telephone conversation referenced above and through prior filings regarding this topic.
2. Staff Comment: Fees and Expenses — Footnote 7. (p. 9) Please add additional disclosure regarding contemporaneous ownership among other available optional riders.
Response: We added the following disclosure to the footnote:

Mr. Ruckman
November 30, 2007

“Currently, all other available Riders may be owned and in effect at the same time.”
3. Staff Comment: Waivers and Reduced Charges (p.26). Please clarify what the “additional amount credited” represents.
Response: Thank you for bringing this to our attention. The additional amount credited disclosure was carried over from an older contract and does not apply to this Registration Statement. We removed the references to the “additional amount credited” throughout the prospectus.
4. Staff Comment: Right to Cancel (“Free Look”) (p.38).
a. Please disclose that in states that require a return of Purchase Payment, the Contract Owner will receive the greater of the Contract Value or Purchase Payments. (Pacific Journey 333-145822 only)
Response: Pursuant to our telephone conversation with Staff, we will add the appropriate disclosure no later than May 1, 2008.
b. Please disclose whether the Registrant will comply with the investment allocation requirements that certain states may impose during the free look period.
Response: We added the following disclosure:
“Your Purchase Payments are allocated to the Investment Options you indicated on your application, unless otherwise required by state law. If state law requires that your Purchase Payments must be allocated to Investment Options different than you requested, we will comply with state requirements. At the end of the Free Look period, we will allocate your Purchase Payments based on your allocation instructions.”
5. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.

Mr. Ruckman
November 30, 2007

I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ BRANDON J. CAGE

Brandon J. Cage